Exhibit 99.1

Xanadu Announces Fourth Quarter and Full Year 2025 Results

Following its Public Listing in the First Quarter of 2026, Xanadu Entered 2026 with Strengthened Capital Resources to Execute Against a Multi-Year Technology Roadmap Spanning Fault Tolerance, Manufacturing Scale-Up, and Commercial Adoption

Introduced Aurora, the World’s First Modular, Networked Photonic Quantum Computer With Real-Time Error Correction1

Advanced to Stage B of DARPA’s Quantum Benchmarking Initiative (“QBI”) Program, Unlocking up to an Additional $15 Million in U.S. Government Funds

Selected for Canada’s Quantum Champions Program Providing Additional Funding Support of up to CAD $23 Million

Expanded Adoption of PennyLane, Further Establishing Xanadu’s Software Platform as a Bridge Between Quantum Hardware Development and Real-World Application Design

TORONTO, April 9, 2026 (GLOBE NEWSWIRE) -- Xanadu Quantum Technologies Limited (Nasdaq, TSX: XNDU) and Xanadu Quantum Technologies Inc. (collectively, “Xanadu” or the “Company”), a leading photonic quantum computing company, today announced financial results for the quarter and full year ended December 31, 2025 for Xanadu Quantum Technologies Inc. and for the period from October 2, 2025 (incorporation) to December 31, 2025 for Xanadu Quantum Technologies Limited. All figures in this press release are in U.S. dollars, unless specified otherwise.

“The past year demonstrated meaningful execution against the technical milestones required to build quantum computers that are useful to people and businesses around the world and to scale photonic quantum computing, while our recent public listing and anticipated government funding provide the capital needed to continue our rapid pace of development,” said Dr. Christian Weedbrook, Founder and Chief Executive Officer of Xanadu.

“During the year, Xanadu reduced optical loss by 60%, contributing to a 20-fold improvement over the past three years, demonstrated 12 logical GKP qubits with real-time error correction, and continued reducing key scaling barriers in photonic quantum computing. These advances are critical to lowering error rates and improving system performance as we work toward scalable, fault-tolerant quantum architectures. Many of these achievements have been peer-reviewed and published, validating our technical approach. We remain on track toward our goal of delivering up to 500 logical qubits in 2029-2030.”

[1]	Aghaee Rad, H., Ainsworth, T., Alexander, R.N. et al. Scaling and networking a modular photonic quantum computer. Nature 638, 912–919 (2025).

“We believe this progress further differentiates Xanadu’s photonic approach, which is designed to leverage semiconductor-compatible manufacturing techniques, while expanding the reach of PennyLane and strengthening the strategic partnerships needed to commercialize quantum technologies over time,” concluded Dr. Weedbrook.

“The Company also advanced to Stage B of DARPA’s Quantum Benchmarking Initiative, a U.S. government program evaluating the technical performance and commercial potential of quantum computing platforms, unlocking up to $15 million in funds. Xanadu was also selected for Canada’s Quantum Champions Program, providing additional funding support of up to CAD $23 million,” said Michael Trzupek, Chief Financial Officer of Xanadu. “Additionally, in March 2026, we announced negotiations for up to CAD $390 million from the governments of Canada and Ontario to launch Project OPTIMISM and establish advanced semiconductor and photonic manufacturing infrastructure supporting Canada’s domestic quantum supply chain.”

“With the successful completion of the business combination with Crane Harbor Acquisition Corp., Xanadu is well capitalized with $302 million in gross proceeds added to the balance sheet, providing a strong foundation for success not only in developing utility-scale, fault tolerant computers, but in the public market as well. We have also strengthened our leadership through key additions at both the board and executive levels, further deepening our corporate capabilities. Taken together, the proceeds from our transaction and the anticipated funding from the Canadian government position us to scale our quantum computers,” Trzupek added.

Business Combination Close

●	On March 27, 2026, Xanadu became publicly listed on Nasdaq and the Toronto Stock Exchange under the ticker symbol XNDU following the completion of its business combination with Crane Harbor Acquisition Corp.

●	The transaction generated $302 million in gross proceeds, and together with existing cash and committed government funding, extends Xanadu’s ability to execute against its technical milestones and commercialization initiatives.

2025 Technology Highlights

●	Aurora, a scalable photonic quantum computer: Introduced the world’s first modular, scalable, and networked photonic quantum computer, marking a major architectural milestone toward large-scale, fault-tolerant quantum systems. Aurora’s modular design supports flexible scaling while maintaining coherence across distributed qubits.

●	Logical GKP qubits with real-time error correction: Demonstrated 12 logical GKP qubits with real time error-correction decoding, representing a critical step in fault-tolerant photonic quantum computing. This validates error-corrected operations on a multi-qubit photonic platform.

●	Optical loss reduction: Achieved a 60% reduction in optical loss in 2025 and a 20-fold improvement over the past three years, directly improving qubit fidelity, system performance, and scalability.

●	PennyLane adoption growth: Expanded the PennyLane quantum software ecosystem to approximately 160,000 average monthly downloads, reflecting 161% growth from the previous year. The platform continues to drive broader engagement with quantum computing applications, hybrid workflows, and machine learning integration.

●	Roadmap to fault tolerance: Advanced the technical roadmap toward fault-tolerant operations by 2028, with a clear path to delivering up to 500 logical qubits in 2029-2030, leveraging both hardware innovation and software control.

2025 Peer-Reviewed Technology Milestones

●	12 logical GKP qubits with real-time error correction: Published in Nature, validating error-corrected operations on a multi-qubit photonic platform.

●	Aurora modular photonic architecture: Detailed in Nature, a 12-qubit system providing independent validation of scalable, networked photonic design.

2025 Business and Partnership Highlights

●	DARPA and Quantum Champions Program milestones: Advanced to Stage B of DARPA’s Quantum Benchmarking Initiative, unlocking up to $15 million, and selected for Canada’s Quantum Champions Program, providing up to CAD $23 million in additional support.

●	Application-focused R&D collaborations: Deepened partnerships with Air Force Research Laboratory, Mitsubishi Chemical, and a joint collaboration involving Rolls-Royce and Riverlane, targeting quantum simulation, precision lithography, aerospace, and industrial optimization use cases.

●	Manufacturing infrastructure expansion: Opened a $10 million advanced photonic packaging facility in Ontario and strengthened manufacturing partnerships with Corning Incorporated and Applied Materials, enabling high-volume production of photonic quantum chips.

●	Strategic partnerships: Announced 10 new strategic partnerships across hardware, manufacturing, supply chain, R&D, and commercial applications.

First Quarter 2026 Announcements

●	Public listing: On March 27, Xanadu became the first publicly listed pure-play photonic quantum computing company, completing its business combination with Crane Harbor Acquisition Corp. and listing on Nasdaq and the Toronto Stock Exchange under the ticker “XNDU”.

●	Government support negotiations: Entered discussions for up to CAD $390 million in funding from the governments of Canada and Ontario to advance Project OPTIMISM and domestic quantum manufacturing capabilities. The proposed support remains subject to the completion of due diligence and the execution of final agreements.

●	Executive appointments: On January 12, 2026, the Company announced the appointment of Michael Trzupek as Chief Financial Officer and Natalie Wilmore as Chief Legal Officer, further strengthening leadership as Xanadu enters its next phase as a public company.

●	Inaugural Analyst Day: Hosted Xanadu’s first analyst day at the Nasdaq MarketSite in New York City, showcasing technical progress, roadmap updates, and a deeper view of commercialization strategy.

●	Strategic collaborations: Announced partnerships with AMD, Lockheed Martin, Tower Semiconductor, and TELUS, supporting the company’s path to commercialization.

Full Year 2025 Financial Highlights

For Xanadu Quantum Technologies Inc.:

●	Revenue was $4.6M for the year ended December 31, 2025, up 188% compared to $1.6M the year ended December 31, 2024. The Company increased its customers count as well as the adding in one large services contract to effect the growth in revenue.

●	Net loss of $70.7 million for the year ended December 31, 2025 compared to $46.0 million for the year ended December 31, 2024. The increase in net loss arose primarily from the increase in research and development costs combined with costs related to the Business Combination.

●	Loss per share for the year ended December 31, 2025 was $14.29 compared to $9.35 in the year ended December 31, 2024.

●	Cash and cash equivalents of $16.2 million as of December 31, 2025. Cash on hand combined with expected cash in flows were more than enough to see the Company through to the closing of the Business Combination.

For Xanadu Quantum Technologies Limited:

●	The successful completion of the business combination with Crane Harbor Acquisition Corp., generated $302 million in gross proceeds which, together with existing cash and committed government funding, extends Xanadu’s ability to execute against its technical milestones and commercialization initiatives.

Summary financial tables follow.

Additional Information

In consideration of the recent completion of the business combination, the Company will not be hosting a conference call in conjunction with its fourth quarter 2025 earnings release. The Company will host its inaugural quarterly earnings conference call for the upcoming results for the first quarter of 2026.

This release should be read in conjunction with Xanadu’s Financial Statements, Management’s Discussion and Analysis and Report on Form 20-F, which have been filed with the SEC (available at www.sec.gov) and the CSA (available at www.sedarplus.ca).

About Xanadu

Xanadu is a Canadian quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Founded in 2016, Xanadu has become one of the world’s leading quantum hardware and software companies. The Company also leads the development of PennyLane, an open-source software library for quantum computing and application development. Visit xanadu.ai or follow us on X @XanaduAI.

Contacts

Press Contact:
press@xanadu.ai

Investor Relations:
investors@xanadu.ai

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: expectations regarding Xanadu’s ability to execute against the company’s multi-year technology roadmap; the ability to reduce error rates and improve system performance toward scalable, fault-tolerant quantum architectures; the potential to leverage semiconductor-compatible manufacturing techniques to scale photonic quantum computing; expectations regarding the commercialization of quantum technologies and the expansion of PennyLane; expectations regarding funds from DARPA’s Quantum Benchmarking Initiative and Canada’s Quantum Champions Program; expectations regarding negotiations for up to CAD $390 million in funding from the governments of Canada and Ontario to advance Project OPTIMISM and establish advanced semiconductor and photonic manufacturing infrastructure; the anticipated benefits of the completed business combination with Crane Harbor Acquisition Corp.; the expected use of net proceeds from the business combination and committed government funding to execute against technical milestones and commercialization initiatives; expectations regarding future revenue growth and financial performance; and the Company’s ability to strengthen strategic partnerships and expand manufacturing capabilities.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements.

Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu’s internal control over financial reporting and the Company’s ability to maintain internal control over financial reporting and operate as a public company; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu; failure to realize the anticipated benefits of the business combination with Crane Harbor Acquisition Corp.; the Company’s ability to issue equity or equity-linked securities in the future; and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”), which factors are incorporated by reference herein. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings by the Company with the SEC and the CSA, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s management as of the date of this press release; subsequent events and developments may cause their assessments to change. While Xanadu may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Xanadu Quantum Technologies Inc.
Consolidated Balance Sheets
(In thousands, except for share and per share amounts)

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$16,164	$77,619
Accounts receivable, net	9,477	1,259
Materials and supplies	8,344	3,198
Prepaid expenses and other current assets	6,229	8,291
Total current assets	40,214	90,367
Property and equipment, net	18,313	15,376
Operating right-of-use assets, net	6,949	7,490
Intangible assets, net	5,128	3,532
Total assets	$70,604	$116,765

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,802	$1,652
Accrued expenses and other current liabilities	2,191	2,169
Deferred revenue	544	309
Deferred grant income	492	-
Short-term operating lease liabilities	1,074	996
Warrant liabilities	1,874	258
Total current liabilities	8,977	5,384
Long-term operating lease liabilities	7,185	7,877
Long-term debt	29,998	16,009
Total liabilities	$46,160	$29,270

Shareholders’ equity:
Common shares, no par value, 29,788,450 shares authorized, 4,959,800 and 4,924,563 shares issued and outstanding at December 31, 2025 and 2024, respectively	7,585	7,399
Convertible preferred shares, no par value,18,104,551 shares authorized, 17,718,491 issued and outstanding at both December 31, 2025 and 2024	213,002	213,002
Additional paid-in capital	10,151	5,937
Accumulated deficit	(206,303)	(135,636)
Accumulated other comprehensive income (loss)	9	(3,207)
Total shareholders’ equity	24,444	87,495
Total liabilities and shareholders’ equity	$70,604	$116,765

Xanadu Quantum Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except for share and per share amounts)

	Year Ended December 31,
	2025	2024	2023
Revenue	$4,617	$1,589	$2,479

Operating expenses:
Cost of revenue (exclusive of depreciation and amortization below)	361	466	605
Research and development	55,237	39,223	35,718
General and administrative	15,415	6,863	6,034
Sales and marketing	1,190	1,051	607
Depreciation and amortization	5,849	4,869	3,730
Other operating income, net	(4,113)	(287)	(2,518)
Total operating expenses	73,939	52,185	44,176
Loss from operations	(69,322)	(50,596)	(41,697)

Other income (expense), net:
Interest income (expense), net	1,209	4,670	6,507
Other income (expense), net	(2,554)	(42)	(402)
Total other income (expense), net	(1,345)	4,628	6,105
Net loss	$(70,667)	$(45,968)	$(35,592)
Net loss per share, basic and diluted	$(14.29)	$(9.35)	$(7.27)
Weighted average shares used in computing net loss per share, basic and diluted	4,944,814	4,917,324	4,892,803

Comprehensive loss:
Net loss	$(70,667)	$(45,968)	$(35,592)
Cumulative translation adjustment	3,216	(1,425)	457
Net comprehensive loss	$(67,451)	$(47,393)	$(35,135)

Xanadu Quantum Technologies Limited
Balance Sheet
(In thousands, except for share and per share amounts)

December 31, 2025
Assets
Current assets:
Prepaid expenses and other current assets	$1,806
Total current assets	1,806
Total assets	$1,806

Liabilities and Shareholders’ Equity
Current liabilities:
Due to related party	$1,818
Total current liabilities	1,818
Total liabilities	$1,818

Shareholders’ equity:
Common shares, no par value, unlimited shares authorized, 1 share issued and outstanding at December 31, 2025	-
Accumulated deficit	(12)
Total shareholders’ equity	(12)
Total liabilities and shareholders’ equity	$1,806

Xanadu Quantum Technologies Limited
Statement of Operations and Comprehensive Loss
(In thousands, except for share and per share amounts)

For the period October 2, 2025 (Inception) through December 31, 2025
Revenue	$-

Operating expenses:
General and administrative	12
Total operating expenses	12
Loss from operations	(12)

Net and comprehensive loss	$(12)
Net loss per share, basic and diluted	$(12,035)
Weighted average shares used in computing net loss per share, basic and diluted	1